UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Wayfair Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
94419L101
(CUSIP Number)
December 31, 2020
(Date of Event which Requires filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Niraj Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,091,398
6	SHARED VOTING POWER 6,109
7	SOLE DISPOSITIVE POWER 12,091,398
8	SHARED DISPOSITIVE POWER 6,109
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,097,507
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.3%
12	TYPE OF REPORTING PERSON IN

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ITEM 1.(a)    Name of Issuer:
Wayfair Inc. (the “Issuer”)
(b)    Address of Issuer's Principal Executive Offices:
4 Copley Place
Boston, MA 02116
ITEM 2.    (a)    Name of Person Filing:
Niraj Shah (the “Reporting Person”)
(b)    Address or Principal Business Office:

4 Copley Place
Boston, MA 02116
(c)    Citizenship:
U.S. citizen

(d)    Title of Class of Securities:

Class A Common Stock, $0.001 par value per share, of Wayfair Inc.
(e)    CUSIP Number:

94419L101
ITEM 3.
Not applicable.
ITEM 4.    Ownership

(a)    Amount beneficially owned:

The amount beneficially owned by the reporting person includes: (i) 75,902 shares of Class A common stock, (ii) 11,425,996 shares of Class B common stock, (iii) 589,500 shares of Class A common stock held by the Shah Charitable Foundation, of which the reporting person’s spouse is President, and (iv) 6,109 shares of Class A common stock held by SK Ventures LLC, of which the reporting person is a member.

Each share of Class B common stock is convertible at any time at the option of the Reporting Person into one share of Class A common stock. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock (a) upon transfer thereof, subject to certain exceptions, (b) upon the date on which the outstanding shares of

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Class B common stock represent less than 10% of the aggregate number of shares of the then outstanding Class A common stock and Class B common stock, or (c) in the event that holders of at least 66 2/3% of the then outstanding shares of Class B common stock elect to convert all shares of Class B common stock into shares of Class A common stock.

(b)    Percent of Class:

14.3%

The ownership percentage above is based on an aggregate of 84,406,486 shares of Class A common stock outstanding, consisting of (i) 72,980,490 shares of Class A common stock outstanding as of December 31, 2020, and (ii) 11,425,996 shares of Class A common stock issuable upon conversion on a one-for-one basis of 11,425,996 shares of Class B common stock owned by the reporting person.

(c)    Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	12,091,398
(ii) shared power to vote or to direct the vote	6,109
(iii) sole power to dispose or to direct the disposition of	12,091,398
(iv) shared power to dispose or to direct the disposition of	6,109
ITEM 5.    Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Not applicable.
ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
ITEM 8.    Identification and Classification of Members of the Group
Not applicable.
ITEM 9.    Notice of Dissolution of Group
Not applicable.
ITEM 10.    Certifications

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Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2021

By: /s/ Niraj Shah Name: Niraj Shah Title: Chief Executive Officer and President